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Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

June 8, 2021

Aamira Chaudhry, Staff Accountant

Lyn Shenk, Accounting Branch Chief

Daniel Morris, General Attorney

Mara Ransom, Assistant Director

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dingdong (Cayman) Limited

Amended Draft Registration Statement on Form F-1

Confidentially Submitted May 21, 2021

CIK No. 0001854545

Dear Ms. Chaudhry, Mr. Shenk, Mr. Morris, and Ms. Ransom:

On behalf of our client, Dingdong (Cayman) Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 7, 2021 on the Company’s amended draft registration statement on Form F-1 confidentially submitted on May 21, 2021 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-1 (the “Registration Statement”) and certain exhibits thereto via EDGAR to the Commission. The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s responses. We have included page references to the Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

PARTNERS:    Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | David G. Harrington8 | Karen K.Y. Ho | Damian C. Jacobs6 | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan8 | Nicholas A. Norris6 | Paul S. Quinn | Michael D. Rackham6 | Fergus A. Saurin6 | Richard C.C. Sharpe | Jesse D. Sheley# | Li Chien Wong | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:    Gautam Agarwal6 | Joseph R. Casey10 | Michelle Cheh7 | Daniel Dusek3 | James A. Hill6 | Ju Huang3 | Cori A. Lable2 | Wei Yang Lim6 | Daniel A. Margulies6 | Bo Peng9 | Wenchen Tang3 | Liyong Xing3 | Jiayuan Yu3 | David Zhang3

ADMITTED IN:    1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Victoria (Australia); 8 New South Wales (Australia); 9 State of Georgia (U.S.A.); 10 State of California (U.S.A.); # non-resident

Austin    Bay    Area    Beijing    Boston    Chicago     Dallas    Houston    London    Los Angeles    Munich    New York    Paris    Shanghai    Washington, D.C.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission June 8, 2021

To facilitate your review, we have separately delivered to you four courtesy copies of the Registration Statement, marked to show changes to the draft registration statement on Form F-1 confidentially submitted on May 21, 2021, and four copies of the submitted exhibits.

The Company is, concurrently with the Registration Statement, filing the Draft Registration Statement and all amendments thereto that were previously submitted for the non-public review of the Staff, and plans to file an amendment to the Registration Statement containing the estimated price range and offering size and launch the road show as soon as legally permissible on or around June 23, 2021, subject to market conditions, and to commence the roadshow for the proposed offering no earlier than 15 days after the date hereof. As such, the Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.

We note your response to our prior comment 1. However, it appears you have only revised your disclosure in certain places of the filing to precede disclosure of GMV with disclosure of your revenues. For example, on page 1 in the second paragraph of the overview section you only discuss GMV. Please revise your disclosure throughout the filing, as applicable, to precede disclosure of GMV with disclosure of your revenues in each section.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 70 and and 98 of the Registration Statement.

Conventions That Apply to This Prospectus, page 7

2.

We note your response to our prior comment 4. You have revised your definition to remove the language “regardless of whether the products are sold or delivered,” however, your GMV amounts have not changed. Accordingly, please tell us whether or not your GMV measure includes any revenue for items not sold.

The Company respectfully advises the Staff that the current definition of GMV in the Revised Draft Registration Statement accurately reflects the correct composition of its GMV, which excludes shipping fees and orders that are returned, not delivered or not sold. The Company has further revised the disclosure on page 8 of the Registration Statement to clarify this point.

If our expansion into new geographical areas is not successful, page 18

3.

We note your response to prior comment 11. Please revise here and in the Business section to more fully discuss the aggressive pricing model that you use to enter new markets and its short-term affect on your profitability. In addition, please revise to explain how long you typically maintain aggressive pricing and clarify how you determine whether the order density is sufficient for you to maintain operations in a market.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission June 8, 2021

The Company respectfully advises the Staff that it has not historically utilized any aggressive pricing models to enter into new markets and currently does not have any plans to utilize aggressive pricing models for market expansion. For its future expansion, the Company may adopt different business strategies and methods to gain market share including, among others, adjustments to its pricing strategy. To avoid confusion, the Company has revised the disclosure on pages 18 and 19 of the Registration Statement to revise the description of the risks associated with the Company’s expansion.

In addition, the Company has revised the disclosure on page 117 of the Registration Statement to clarify how it determines whether the order density is sufficient to maintain operations in a market.

Any lack of requisite approvals, licenses, permits or filings, page 25

4.

We note your response to prior comment 5 and re-issue. Please revise your disclosure to explain why you have chosen to register certain regional processing centers and fulfillment stations, even though you do not believe you are required to do so. To the extent registered centers and stations impose additional costs and burdens, please discuss.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Registration Statement.

Key Operating Metrics, page 101

5.

We note your response to prior comment 12. To the extent that you provide metrics by member, it is unclear why member retention rates would not be material to an investor’s understanding. Please revise to disclose your retention rates or explain why they are unnecessary.

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Registration Statement.

Dingdong Membership, page 113

6.

We note your response to prior comment 14. Please disclose the current fee structure, including the range of prices at which your various memberships are offered. In addition, please provide additional information about your discounting practices.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission June 8, 2021

In response to the Staff’s comment, the Company has revised the disclosure on pages 113 of the Registration Statement.

Procurement, page 114

7.

We are unable to locate your revisions in response to prior comment 15 and therefore re-issue the prior comment, in part. Please revise to provide further detail about how your products are sourced and the costs incurred by farmers to comply with your D-GAP agricultural practices. While we note your added disclosure at page 116, please explain how you determine which products and suppliers will be subject to exclusivity clauses and non-compete clauses.

In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Registration Statement to provide further details about how its products are sourced and how it determines which products and suppliers will be subject to exclusivity and non-compete clauses.

Technology, page 120

8.

We note your response to prior comment 18. Given that your prospectus disclosure appears to emphasize that you are a technology company, please expand the discussion of your digitalization and artificial intelligence capabilities. Specifically, discuss in greater detail how you develop and acquire technology and your strategy to pursue continued technological advancement and future initiatives.

The Company respectfully advises the Staff that a majority of its technologies were self-developed, including all of the Company’s IT solutions and software for its core business, which has been disclosed on pages 120 and 121 of the Registration Statement. The Company also has established a strategy to pursue continued technological advancement and future initiatives as disclosed in its Strategies section on page 108 of the Registration Statement. In response to the Staff’s comment, the Company has revised the disclosure on pages 120 and 121 of the Registration Statement and added a cross reference to the Strategies section.

***

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or +86 18610495593 (cell).

Thank you for your time and attention.

Office of Trade & Services Division of Corporation Finance Securities and Exchange Commission June 8, 2021

Very truly yours,

/s/ David Zhang

Enclosure

c.c.    Changlin Liang, Chief Executive Officer

Le Yu, Chief Strategy Officer

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Alfred Yin, Partner, Ernst & Young Hua Ming LLP

Shuang Zhao, Esq., Partner, Cleary Gottlieb Steen & Hamilton LLP